SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of 10 May, 2012 — Coca-Cola Hellenic Bottling Company S.A. Announces Results for the Three Months Ended 30 March 2012.

RESULTS FOR THE THREE MONTHS ENDED 30 MARCH 2012

FIRST QUARTER 2012 HIGHLIGHTS

	2012	2011	% Change
Volume (m unit cases)	425	434	-2%
Net Sales Revenue (€ m)	1,437	1,416	1%
Comparable Cost of Goods Sold (€ m)	942	895	5%
Comparable EBIT (€ m)	(2)	28	n/a
Comparable Net Loss (€ m)	(19)	(1)	>100%
Comparable EPS (€)	(0.05)	0.00	n/a

•                  Top line: Net sales revenue grew by 1% while volume declined by 2% in the first quarter of 2012. Volume was flat in developing markets and declined by 2% and 3% in established and emerging markets, respectively.

•                  Categories: Volume in the sparkling beverages category was flat while energy drinks volume increased by 6%. Volume in the water and juice categories declined by 6% and 5%, respectively.

•                  Brands: Trademark Coca-Cola products grew ahead of total volume, with Coca-Cola regular growing by 3% and Coca-Cola Zero growing by 10%.

•                  Share gains: We gained or maintained volume share in sparkling beverages in most of our markets including Italy, Switzerland, Austria, Poland, Hungary, Russia, Ukraine and Bulgaria.

•                  Comparable Operating profit: Revenue growth management initiatives fully off-set total input cost increases in the first quarter despite the year on year impact being much higher. Nevertheless, a combination of lower volume, higher operating expenses and unfavourable foreign currency fluctuations resulted in a €29 million year on year decrease in comparable EBIT.

•                  Free Cash flow and Capex: Free cash outflow was at €32 million, representing an improvement by €35 million compared to the prior year period despite reduced profitability. For the period 2012-2014 we plan to invest cumulative capital expenditure of €1.45 billion and expect to generate free cash flow of €1.45 billion.

Dimitris Lois, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We managed to deliver revenue growth ahead of volume performance amidst a challenging external environment, with currency neutral net sales revenue per unit case growth of 3%, excluding the hyperinflation impact of Belarus. We also continued to win in the marketplace, growing or maintaining our market position in most of our markets, with Trademark Coca-Cola products growing in all three reporting segments.

We continue to witness macroeconomic uncertainty in all of our EU markets. We are also facing persistent input cost pressures, whose year on year growth peaked in the first quarter. Our strong focus on revenue growth initiatives, improvement in operating efficiencies and financial discipline leaves us confident that our strategy will allow us to continue growing revenues and sustaining strong free cash flow generation in 2012.

Each of the twenty-eight markets we serve possesses ample growth opportunities. We are committed to continue investing behind our brands and revenue generating assets, optimising our cost base, improving productivity and thus positioning ourselves favourably to capitalise on an eventual market recovery. “

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2012 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure or free cash flow and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the condensed consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results (numbers in € million	First quarter 2012			First quarter 2011
except per share data)	EBIT(1)	Net loss(2)	EPS	EBIT(1)	Net loss(2)	EPS
Reported	(12.8)	(28.4)	(0.08)	17.6	(8.9)	(0.02)
Restructuring costs	13.4	11.3	0.03	10.1	7.9	0.02
Commodity Hedging	(2.2)	(1.5)	—	—	—	—
Comparable	(1.6)	(18.6)	(0.05)	27.7	(1.0)	0.00

(1)       Operating profit or EBIT refers to profit before tax excluding finance income / costs and share of results of equity method investments.

(2)          Loss after tax attributable to owners of the parent.

Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review. In addition, the Group has entered into certain commodity derivatives in order to mitigate its exposure to commodity price risk transactions. Though these transactions are economic hedging activities that aim to manage our exposure to sugar and aluminum price volatility, they do not qualify for hedge accounting. The fair value gains and losses on the derivatives are immediately recognised in the income statement in the line cost of goods sold. The Group’s comparable results exclude the unrealised gains or losses resulting from the valuation of this hedging activity. These gains or losses will be reflected in the comparable results in the period when the underlying transactions will occur, to match the profit or loss impact of the underlying transactions.

Group Operational Review

During the first quarter of 2012, Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) delivered on our commitment to continue growing revenue ahead of volume for a third consecutive quarter, whilst continuing to win in the marketplace. The first quarter is a small quarter in our business and is generally not indicative of full year trends.

Unit case volume declined by 2% in the first quarter due to subdued consumer confidence levels in our EU countries, extremely cold weather in February in Central and Eastern Europe and nation wide strikes in Nigeria. Consumer confidence levels in most of our EU markets remain significantly below the EU average.

In the first quarter of 2012, we gained or maintained volume share in sparkling beverages and value share in the non-alcoholic ready-to-drink beverages (“NARTD”) category in most of our markets. Some of the markets we achieved share gains in sparkling beverages are Italy, Switzerland, Austria, Poland, Hungary, Russia, Ukraine and  Bulgaria. In the non-alcoholic ready-to-drink beverages (“NARTD”) category, we gained or maintained value share in Greece, Switzerland, Austria, Ireland, Poland, Hungary,  Russia, Romania, Ukraine, Bulgaria, and Belarus among others.

The sales of Trademark Coca-Cola products increased by 3% registering volume growth across all reporting segments. Coca-Cola regular grew by 3% and Coca-Cola Zero grew by 10% in the quarter. Our energy drinks business grew by 6% in the first quarter as a result of positive growth in established and emerging markets. Sales of ready to drink tea declined by 2% despite positive trend in established markets, as the cold weather in Central and Eastern Europe adversely affected volume. The negative Group volume performance in the quarter is attributable to lower sales in the water and juice categories, which declined by 6% and 5% respectively, and the sparkling beverages category in Nigeria and Greece. Package mix deteriorated in the first quarter due to the extremely cold winter conditions which had a significant impact on the immediate consumption channel sales as consumers preferred at-home occasions.

The continued successful execution of our occasion based brand, package, price and channel strategy (“OBPPC”) once again enabled us to deliver on our commitment to grow revenue ahead of volume. On a currency neutral basis, net sales revenue per case increased by 3% in the first quarter excluding a 2% positive hyperinflation impact of our business in Belarus.

As expected, the impact of input costs was more pronounced in the first quarter as commodity prices rose steeply after the first quarter of 2011 creating a larger year-on-year effect. Nevertheless, our revenue growth initiatives fully off-set the total negative impact in absolute terms from input costs in the quarter. Our comparable EBIT was €29 million lower year on year due to lower volume, higher operating expenses and unfavourable foreign currency impact.

Currency movements had a 1% adverse impact on operating expenses and on a currency neutral basis, operating expenses per case increased by 2% in the first quarter driven by negative operating leverage due to lower volume and the adverse impact of the February cold spell on our distribution chain.

We continue to focus on improving operating efficiencies and productivity and are also executing on our restructuring plans for 2012. In the first quarter, we announced the consolidation of our production infrastructure in Austria, Greece and Poland.

In February 2012, two more countries, Poland and Cyprus, joined our shared services project whereby we centralise and standardise certain finance and human resources processes.

Working capital improved by €63 million year-on-year, mainly as a result of improved receivables management. Improved working capital management resulted in a total free cash outflow of €32 million, an improvement of €35 million versus comparable prior year period and despite reduced profitability.

Maintaining and supporting the long-term sustainability of our business is a key element of our strategy. As part of our commitment to our corporate social responsibility strategy we spearheaded various initiatives and activities in the first quarter of 2012. To mark this year’s World Water Day in March, our Nigerian operation hosted 200 crop and fish farmers as its 2012 ‘Water Ambassadors’ in an event which was held simultaneously in six of our plants. The Water Ambassador programme is an awareness initiative developed by our employees in Nigeria which annually enlists selected members of the public as advocates of water issues in their respective communities. We collaborated with the Ministries of Water Resources and Agriculture, who provided experts to share with the farmers insights into the relationship between water and food security.

In line with our social awareness initiatives, during the extremely cold weather which hit Central and Eastern Europe in February 2012, we partnered with Red Cross in several countries, including Ukraine and Belarus, to provide relief to thousands of people. Teams of workers and volunteers went into action to support government relief efforts, installing thousands of heated tents across Ukraine, distributing blankets and warm clothing, dispensing food and beverages, and providing direct assistance to approximately 11,000 elderly and homeless people.

Established markets

	First quarter	First quarter	%
	2012	2011	Change
Volume (million unit cases)	150.2	153.0	-2%
Net sales revenue (€ million)	614.2	621.5	-1%
Operating profit (EBIT in € million)	8.5	33.5	-75%
Comparable operating profit (EBIT in € million)	17.5	41.5	-58%

•                  Unit case volume in our established markets segment declined by 2% in the first quarter of 2012 driven primarily by Greece, cycling a decline of 2% in the comparable prior year period.

•                  Net sales revenue declined by 1% in the quarter due to lower volume.

•                  Volume in Italy increased in the mid single-digits in the first quarter as we were able to mitigate the negative impact of a week-long transportation strike in southern Italy in January and adverse weather conditions in the north during February. Volume of trademark Coca-Cola products rose in the mid single-digits in the quarter driven by a mid single-digit increase in Coca-Cola regular and a 23% increase in Coca-Cola Zero. Our tea category grew in the high single-digits in the quarter. Our water category grew in the mid single-digits driven by our premium brands as a result of increased distribution in southern Italy.

•                  Volume in Switzerland declined in the low single-digits in the first quarter due to the appreciation of the Swiss Franc resulting in cross-border trade activity with France and Germany. The strong currency negatively impacted the tourism industry also which led to lower traffic in immediate consumption channels. Against this backdrop, Coca-Cola Zero, registered low single-digits growth in the quarter. We gained share in the sparkling beverages category and maintained share in the overall NARTD category during the quarter.

•                  Volume in Greece declined in the high teens in the first quarter as we still cycle the implementation of the last wave of austerity measures in the second half of 2011 including the increase in VAT. Our tea category grew in the mid single-digits driven by Nestea sugar free and our launch of tea with stevia. As part of our Group wide strategy to improve operating efficiencies and competitiveness, in February 2012 we announced the consolidation of our production infrastructure from seven to five plants, two of which are dedicated to water.

•                  Volume in Ireland declined in the low single-digits in the first quarter of 2012. Economic conditions remain challenging with the level of unemployment expected to reach 15% in 2012. Coca-Cola Zero grew in the low teens and Fanta registered mid single-digits volume growth in the quarter. At the same time, package mix improved with single-serve packs outperforming multi-serve packs. During the quarter, we initiated the Euro 2012 activation campaign in the Republic of Ireland and the Summer Olympic Games activation in Northern Ireland.

•                  Comparable operating profit in the established markets segment reached €18 million in the first quarter primarily as a result of reduced profitability in Greece. Increased raw material costs, lower volume, and higher operating expenses drove the decline in profitability, despite a limited benefit in foreign currency movements primarily due to the appreciation of the Swiss Franc.

Developing markets

	First quarter	First quarter	%
	2012	2011	Change
Volume (million unit cases)	79.4	79.2	—
Net sales revenue (€ million)	229.2	234.9	-2%
Operating loss (EBIT in € million)	(13.6)	(6.1)	>100%
Comparable operating loss (EBIT in € million)	(10.0)	(4.9)	>100%

•                  Unit case volume in our developing markets segment was flat in the first quarter of 2012, cycling a decline of 1% in the prior year period.

•                  Net sales revenue declined by 2% in the quarter, as the benefits of revenue growth initiatives were more than offset by unfavourable currency movements.

•                  Volume in Poland increased in the mid single-digits in the first quarter despite the extremely cold weather in February. Sales of our sparkling beverages were up in the low double-digits in the quarter driven by Trademark Coca-Cola products posting growth in the high teens. We initiated various marketing activities around UEFA Euro 2012, as Poland is one of the two host countries. In line with our commitment to improve operating efficiencies, in January 2012, we announced the relocation of our production from Lodz to our other production facilities which is expected to increase efficiency and further strengthen our competitive position, while taking advantage of cross-border opportunities in Central Europe.

•                  Volume in Hungary increased in the low single-digits in the first quarter. The core sparkling beverages, water, tea and juice categories registered volume growth. The energy category was negatively impacted by the public health tax which was introduced in the third quarter of 2011. Trademark Coca-Cola products volume increased in the low single-digits driven by a high single-digit increase in Coca-Cola Zero. During the quarter, we launched Nestea green tea with stevia.

•                  Volume in the Czech Republic declined in the mid single-digits in the first quarter. A 4% increase in the VAT rate in January 2012 and extremely cold weather conditions accelerated the rate of decline in the overall market. Our sparkling beverages volumes posted a modest decline, supported by a high single-digit increase in low calorie sparkling beverages and low single digits increases for Fanta and Sprite.

•                  Comparable operating loss in the developing markets segment increased by €5 million compared to the prior year period. Our developing markets segment was impacted the most by increasing input costs. In the first quarter, benefits of our revenue growth initiatives were more than offset by increased commodity costs and unfavourable foreign currency movements.

Emerging markets

	First quarter	First quarter	%
	2012	2011	change
Volume (million unit cases)	195.9	201.6	-3%
Net sales revenue (€ million)	593.1	559.7	6%
Operating loss (EBIT in € million)	(7.7)	(9.8)	21%
Comparable operating loss (EBIT in € million)	(9.1)	(8.9)	-2%

•                  Unit case volume in our emerging markets segment declined by 3% in the first quarter of 2012, cycling a 3% increase in the comparable prior year period resulting primarily from reduced volume in Nigeria and Ukraine.

•                  Net sales revenue increased by 6% in the first quarter. The favourable impact of our net sales revenue initiatives were partially offset by unfavourable currency movements and negative country mix.

•                  Volume in Russia increased in the mid single-digits in the first quarter. Economic conditions are gradually improving in Russia and consumer confidence remains above the EU average. Volume growth was driven by Coca-Cola regular growing by 20%, Fanta growing by 31% and Dobry Juice growing by 8%. We outperformed our competitors, and gained value share in the overall NARTD category. This was also the sixth consecutive quarter of share growth for brand Coca-Cola. Our juice business is now reflecting the benefits of the successful implementation of our synergy project.

•                  Volume in Nigeria declined in the low double-digits in the first quarter due to the continuous political and social instability in the North, nation-wide strikes in January, and the government’s decision to gradually abolish fuel subsidies which impacted disposable income. The overall NARTD category declined by double-digits in the quarter. We continue to focus on expanding our distribution and activating our portfolio at the point of sale.

•                  Volume in Romania declined in the low single-digits in the first quarter due to extremely cold weather conditions in February, in addition to challenging economic conditions. Trademark Coca-Cola products volume grew in the low single-digits and Coca-Cola Zero doubled its volume supported by our effective OBPPC strategy. Package mix continued to improve despite the negative weather impact on the immediate consumption channel.

•                  Volume in Ukraine declined in the low double digits in the first quarter due to extremely cold weather and declining consumer confidence. Both the total sparkling beverages category and the NARTD category declined in the double digits. In this environment, we outperformed and gained both volume and value share in all categories except water and energy. Our activation around UEFA Euro 2012 and our launch of our OBPPC strategy supported the performance of our Trademark Coca-Cola products which were down by low single-digits.

•                  Comparable operating loss in the emerging markets segment marginally increased over the prior year period. In the first quarter, the benefits of our revenue growth initiatives were more than offset by increased commodity costs, lower volume, unfavourable foreign currency movements and higher operating expenses.

Business Outlook

During the first quarter of 2012, challenging trading conditions continued across most of our markets, reflecting the ongoing macroeconomic uncertainty in Europe, nation wide strikes in Nigeria and the extremely cold weather in most of the Central and Eastern Europe. Although the level of the austerity measures being implemented varies across our markets, we expect that consumer confidence will remain weak throughout 2012.

We continue to expect input costs per case to increase in the high single-digits for the full year, primarily driven by EU sugar prices thus improving on the trend we have seen in the first quarter. Our revenue growth strategy is focused on fully recovering the total input cost increase in absolute terms, just like we did in the first quarter.

Our relentless focus on our commercial strategy and execution excellence in the market place consistently differentiates us from our competitors and enables us to continue gaining or maintaining market share. Our OBPPC strategy is critical in this environment and has allowed us to continue winning in the market place. We will also continue to improve currency neutral net sales revenue per case year on year as we continue to grow or maintain market position.

We have agreed a clear strategy for each beverage category in 2012 with our partner in growth, The Coca-Cola Company. Our key priority is to grow volume and value share in the sparkling beverages, tea and energy categories, with value growing faster than volume. In the juice category, we have a selective approach focusing on immediate consumption and the most profitable future consumption packages on a country-by-country basis. In the water category, our goal is to grow value ahead of volume by focusing on immediate consumption packs and the premium segment as well as the most profitable future consumption packages.

While staying relevant to our consumers, we will also partner with our customers and continue driving cost leadership. Our shared services organisation will expand its operations as more countries begin to utilise its services. SAP Wave 2 implementation is progressing according to plan with its roll out in Russia in January 2013. We expect to incur costs of approximately €50 million for restructuring initiatives in 2012 which are expected to yield €35 million in annualised benefits from 2013 onwards. We expect initiatives already taken in 2011 and initiatives being undertaken in 2012 to yield approximately €40 million in total benefits in 2012. We continue to look for opportunities to further improve operational efficiencies.

Although some of our key currencies appreciated against the Euro in the first quarter, based on current spot rates we anticipate a negative impact from currency movements in 2012.

We expect our effective tax rate for the mid-term to range between 25-27%.

We are committed to maintaining strong discipline in working capital management. Our guidance for both free cash flow and capital expenditure for the three year period ending 31 December 2014 remains at €1.45 billion.

A proposal for a capital return to our shareholders of €0.34 per share will be submitted for approval to the Annual General Meeting to be held on 25 June 2012. The capital return will be financed from the cash position of the Group and is expected to be paid out in August. We also plan to request shareholder approval for a share buy-back program.

The economic outlook in Europe remains volatile, and varies across our markets. It is likely that consumer sentiment in many of our markets will remain weak during 2012. In addition, we are faced with rising input costs, mainly related to sugar. However, the success of our revenue growth management initiatives through our OBPPC strategy, execution excellence at the point of sale by our sales teams, our continued cost leadership, strong cash flow and robust capital structure, provides us with confidence in the current challenging environment. We believe that these characteristics will place us well for an eventual economic upturn and allow us to capitalise on the many opportunities available in the attractive higher growth markets that we serve.

Group Financial Review

	First quarter
Summary Profit & Loss	2012 € million	2011 € million	% Change
Volume in unit cases (in millions)	425.5	433.8	-2%
Net sales revenue	1,436.5	1,416.1	1%
Cost of goods sold	(940.1)	(894.5)	5%
Comparable Cost of goods sold(1)	(942.3)	(894.5)	5%
Gross profit	496.4	521.6	-5%
Comparable Gross Profit(1)	494.2	521.6	-5%
Total operating expenses	(509.2)	(504.0)	1%
Comparable operating expenses(1)	(495.8)	(493.9)	—
Operating (loss)/profit (EBIT)	(12.8)	17.6	n/a
Comparable operating (loss)/profit (EBIT)(1)	(1.6)	27.7	n/a
Adjusted EBITDA(2)	82.6	113.1	-27%
Comparable Adjusted EBITDA(2)	93.2	122.6	-24%
Total net finance costs	21.7	19.1	14%
Net loss attributable to owners of the parent	(28.4)	(8.9)	>100%
Comparable net loss attributable to owners of the parent(1)	(18.6)	(1.0)	>100%
Basic loss per share (in euro)	(0.08)	(0.02)	>100%
Comparable basic loss per share (in euro)(1)	(0.05)	0.00	n/a

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section in page 2.

(2)          We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case increased by 3% during the first quarter of 2012 compared to the respective prior year period. On a currency neutral basis, net sales revenue per unit case increased by approximately 5% in the first quarter of 2012 compared to the respective prior year period. Net sales revenue per unit case decreased by approximately 1% in the established markets and increased in the developing and emerging markets by 2% and 12% respectively, in each case on a currency neutral basis.

Cost of goods sold

Comparable cost of goods sold increased by approximately 5% for the first quarter of 2012. Comparable cost of goods sold per unit case increased by 7% during the first quarter of 2012, compared to the respective prior year period, mainly reflecting higher commodity costs.

Gross profit

Comparable gross profit margins decreased from 36.8% in the first quarter of 2011 to 34.4% in the first quarter of 2012. On a per unit case basis, comparable gross profit decreased by approximately 3% in the first quarter of 2012 compared to the respective prior year period. On a currency neutral basis, comparable gross profit per unit case also decreased by approximately 3% in the first quarter of 2012, compared to the respective prior year period.

Operating expenses

Total comparable operating expenses on a currency neutral basis increased by 2% in the first quarter of 2012 versus the respective prior year period as increased sales, warehouse and distribution expenses more than offset the lower marketing and administration expenses.

Operating profit

Comparable operating profit decreased from €27.7 million in the first quarter of 2011 to a loss of €1.6 million in the first quarter of 2012 mainly due to the lower sales volume, the increased raw materials costs, higher operating expenses and unfavourable foreign currency impact.

Total finance costs, net

Net finance costs for the first quarter of 2012 were higher by €2.6 million compared to the same period of prior year, mainly due to €3.9 million higher interest expense offset by €1.0 million lower net foreign exchange translation losses and by €0.9 million higher interest income. The higher interest expenses of €3.9 million were almost entirely due to the ineffectiveness charges related to our interest rate and cross currency swaps hedging instruments.

Tax

On a comparable basis, Coca-Cola Hellenic’s tax was a credit of €4.7 million for the first quarter of 2012 compared to a charge of €8.3 million for the first quarter of 2011 as a consequence of a combination of factors including the mix of profits reported for tax purposes and one off tax items.

Net profit

On a comparable basis, net loss was €19 million in the first quarter of 2012, compared to net loss of €1 million in the prior year period driven mainly by the decreased operating profit.

Cash flow

Cash inflow from operating activities was €39 million in the first quarter of 2012, compared to a cash outflow of €5 million in the respective prior year period. Cash outflow from operating activities net of capital expenditure was €32 million for the first quarter of 2012, compared to €68 million in the respective prior year period.

Capital expenditure

Our capital expenditure, net of receipts from the disposal of assets and including principal repayments of finance lease obligations, amounted to €71 million in the first quarter of 2012, compared to €63 million in the respective prior year period.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow consist of the following reported amounts in the condensed consolidated interim financial statements:

	First quarter
	2012	2011
	€ million	€ million
Loss after tax	(28.3)	(7.9)
Tax (credited) / charged to the income statement	(6.1)	6.1
Total finance costs, net	21.7	19.1
Share of results of equity method investments	(0.1)	0.3
Operating (loss) / profit	(12.8)	17.6
Depreciation of property, plant and equipment	93.1	91.1
Amortisation to intangible assets	0.7	0.9
Employee share options	1.6	2.1
Other non-cash items	—	1.4
Adjusted EBITDA	82.6	113.1
Losses / (gains) on disposal of non-current assets	0.4	(1.1)
Increase in working capital	(22.8)	(85.9)
Tax paid	(21.4)	(30.8)
Net cash from / (used in) operating activities	38.8	(4.7)

Payments for purchases of property, plant and equipment	(63.9)	(49.4)
Principal repayments of finance lease obligations	(7.4)	(14.5)
Proceeds from sale of property, plant and equipment	0.4	1.1
Capital expenditure	(70.9)	(62.8)

Net cash from / (used in) operating activities	38.8	(4.7)
Capital expenditure	(70.9)	(62.8)
Free cash outflow	(32.1)	(67.5)

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of more than 570 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, ready to drink tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London stock exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first quarter of 2012 financial results on 10 May 2012 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Panagiotis Vergis Investor Relations Manager	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Pendomer Communications London Greg Quine	Tel: +44 20 3603 5222 email: greg.quine@pendomer.com

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 30 March 2012 € million	As at 31 December 2011 € million
Assets
Intangible assets	4	1,966.8	1,947.7
Property, plant and equipment	4	3,105.6	3,051.5
Other non-current assets		190.6	185.9
Total non-current assets		5,263.0	5,185.1

Inventories		544.3	451.5
Trade and other receivables		1,088.0	1,122.4
Cash and cash equivalents	5	397.3	476.1
Total current assets		2,029.6	2,050.0
Total assets		7,292.6	7,235.1

Liabilities
Short-term borrowings	5	324.7	321.5
Other current liabilities		1,630.5	1,599.9
Total current liabilities		1,955.2	1,921.4

Long-term borrowings	5	1,921.1	1,934.5
Other non-current liabilities		489.4	466.0
Total non-current liabilities		2,410.5	2,400.5

Equity
Owners of the parent		2,910.1	2,895.3
Non-controlling interests		16.8	17.9
Total equity		2,926.9	2,913.2
Total equity and liabilities		7,292.6	7,235.1

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 30 March 2012 € million	Three months to 1 April 2011 € million
Net sales revenue	3	1,436.5	1,416.1
Cost of goods sold		(940.1)	(894.5)
Gross profit		496.4	521.6

Operating expenses		(495.8)	(493.9)
Restructuring costs	6	(13.4)	(10.1)
Total operating expenses		(509.2)	(504.0)

Operating (loss)/ profit	3	(12.8)	17.6

Total finance costs, net	7	(21.7)	(19.1)
Share of results of equity method investments		0.1	(0.3)
Loss before tax		(34.4)	(1.8)

Tax	8	6.1	(6.1)
Loss after tax		(28.3)	(7.9)

Attributable to:
Owners of the parent		(28.4)	(8.9)
Non-controlling interests		0.1	1.0
		(28.3)	(7.9)

Basic and diluted losses per share (€)	9	(0.08)	(0.02)

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 30 March 2012 € million	Three months to 1 April 2011 € million
Loss after tax for the period	(28.3)	(7.9)

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains during the period	—	0.2
Cash flow hedges:
Amounts of (losses) / gains during the period	(15.4)	4.8
Amounts of losses/(gains) reclassified to profit and loss for the period	1.0	(0.1)
Foreign currency translation	64.4	(30.9)
Share of other comprehensive income of equity method investments	(0.1)	(1.3)
Actuarial losses	(14.7)	—
Income tax relating to components of other comprehensive income	6.2	—
Other comprehensive income for the period, net of tax	41.4	(27.3)
Total comprehensive income for the period	13.1	(35.2)

Total comprehensive income attributable to:
Owners of the parent	13.0	(32.3)
Non-controlling interests	0.1	(2.9)
	13.1	(35.2)

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
				Exchange				Non-
	Share	Share	Treasury	equalisation	Other	Retained		controlling	Total
	capital	premium	shares	reserve	reserves	earnings	Total	interests	equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 1 January 2011	183.1	1,119.2	(57.2)	(129.2)	375.4	1,460.8	2,952.1	108.7	3,060.8
Shares issued to employees exercising stock options	0.1	4.2	—	—	—	—	4.3	—	4.3
Share-based compensation:
Options	—	—	—	—	2.1	—	2.1	—	2.1
Purchase of shares held by non-controlling interests	—	—	—	—	—	—	—	(0.1)	(0.1)
Dividends	—	—	—	—	—	—	—	(1.5)	(1.5)
	183.2	1,123.4	(57.2)	(129.2)	377.5	1,460.8	2,958.5	107.1	3,065.6
Loss for the period net of tax	—	—	—	—	—	(8.9)	(8.9)	1.0	(7.9)
Other comprehensive income for the period, net of tax	—	—	—	(28.3)	4.9	—	(23.4)	(3.9)	(27.3)
Total comprehensive income for the period net of tax(1)	—	—	—	(28.3)	4.9	(8.9)	(32.3)	(2.9)	(35.2)
Balance as at 1 April 2011	183.2	1,123.4	(57.2)	(157.5)	382.4	1,451.9	2,926.2	104.2	3,030.4
Shares issued to employees exercising stock options	0.1	0.3	—	—	—	—	0.4	—	0.4
Share-based compensation:
Options	—	—	—	—	6.0	—	6.0	—	6.0
Movement in treasury shares	—	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Capitalisation of share premium reserve	549.7	(549.7)	—	—	—	—	—	—	—
Expenses relating to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(183.2)	—	1.7	—	—	—	(181.5)	—	(181.5)
Share capital increase in subsidiary in Serbia	—	—	—	—	—	(0.8)	(0.8)	1.2	0.4
Purchase of shares held by non-controlling interests	—	—	—	(8.7)	—	(54.6)	(63.3)	(94.3)	(157.6)
Appropriation of reserves	—	—	—	—	0.5	(0.5)	—	—	—
Hyperinflation impact	—	—	—	—	—	(7.8)	(7.8)	—	(7.8)
Dividends	—	—	—	—	—	—	—	(5.0)	(5.0)
	549.8	569.2	(55.5)	(166.2)	388.5	1,388.2	2,674.0	6.1	2,680.1
Profit for the period net of tax	—	—	—	—	—	277.8	277.8	2.9	280.7
Other comprehensive income for the period, net of tax	—	—	—	(31.7)	0.5	(25.3)	(56.5)	8.9	(47.6)
Total comprehensive income for the period net of tax	—	—	—	(31.7)	0.5	252.5	221.3	11.8	233.1
Balance as at 31 December 2011	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2

(1)          The amount included in the exchange equalisation reserve of €28.3 million loss for the first quarter of 2011 represents the exchange losses attributed to the owners of the parent of €27.0 million plus the share of equity method investments of €1.3 million loss.

The amount charged to other reserves of €4.9 million gain for the first quarter of 2011 consists of gains on valuation of available-for-sale financial assets of €0.2 million (representing valuation gains for the period), cash flow hedges movement of €4.7 million (of which €4.8 million represents revaluation gains for the period and €0.1 million represents revaluation gains reclassified to profit and loss for the period).

The amount of €2.9 million loss included in non-controlling interests for the first quarter of 2011 represents the share of non-controlling interests in the exchange equalisation reserve of €3.9 million loss and in the retained earnings of €1.0 million income.

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2012	549.8	569.2	(55.5)	(197.9)	389.0	1,640.7	2,895.3	17.9	2,913.2
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	0.1	—	0.1	—	0.1
Purchase of shares held by non-controlling interests	—	—	—	—	—	(0.9)	(0.9)	(1.2)	(2.1)
Hyperinflation impact	—	—	—	—	—	1.0	1.0	—	1.0
	549.8	569.2	(55.5)	(197.9)	390.7	1,640.8	2,897.1	16.7	2,913.8
Loss for the year net of tax	—	—	—	—	—	(28.4)	(28.4)	0.1	(28.3)
Other comprehensive income for the period, net of tax	—	—	—	64.3	(10.8)	(12.1)	41.4	—	41.4
Total comprehensive income for the period net of tax(2)	—	—	—	64.3	(10.8)	(40.5)	13.0	0.1	13.1
Balance as at 30 March 2012	549.8	569.2	(55.5)	(133.6)	379.9	1,600.3	2,910.1	16.8	2,926.9

(2)

The amount included in the exchange equalisation reserve of €64.3 million gain for the first quarter of 2012 represents the exchange gains attributed to the owners of the parent of €64.4 million plus the share of equity method investments of €0.1 million loss.

The amount included in other reserves of €10.8 million loss for the first quarter of 2012 consists of cash flow hedges movement of €14.4 million (of which €15.4 million represents revaluation losses for the period and €1.0  million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit of 3.6 million.

The amount charged to retained earnings of €40.5 million loss comprises of the loss for the first quarter of 2012 of €28.4 million, the actuarial losses of the first quarter of 2012 of €14.7 million and a deferred income tax credit of €2.6 million.

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 30 March 2012 € million	Three months to 1 April 2011 € million
Operating activities
Loss after tax for the period		(28.3)	(7.9)
Total finance costs, net	7	21.7	19.1
Share of results of equity method investments		(0.1)	0.3
Tax (credited) / charged to the income statement		(6.1)	6.1
Depreciation of property, plant and equipment	4	93.1	91.1
Employee share options		1.6	2.1
Amortisation of intangible assets	4	0.7	0.9
Other non-cash items		—	1.4
		82.6	113.1

Losses / (gains) on disposal of non-current assets		0.4	(1.1)
Increase in inventories		(87.3)	(89.6)
Decrease / (increase) in trade and other receivables		39.3	(25.1)
Increase in trade and other payables		25.2	28.8
Tax paid		(21.4)	(30.8)
Net cash from / (used in) operating activities		38.8	(4.7)

Investing activities
Payments for purchases of property, plant and equipment		(63.9)	(49.4)
Proceeds from sales of property, plant and equipment		0.4	1.1
Receipts from investments		—	1.2
Interest received		2.3	1.5
Net receipts from disposal of subsidiary	17	—	11.1
Net cash used in investing activities		(61.2)	(34.5)

Financing activities
Purchase of shares held by non-controlling interests	11	(7.4)	(0.1)
Proceeds from shares issued to employees exercising stock options		—	4.3
Dividends paid		—	(1.5)
Proceeds from external borrowings		393.1	507.3
Repayments of external borrowings		(384.9)	(200.6)
Principal repayments of finance lease obligations		(7.4)	(14.5)
Interest paid		(48.1)	(47.6)
Net cash (used in) / from financing activities		(54.7)	247.3

(Decrease) / increase in cash and cash equivalents		(77.1)	208.1

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		476.1	326.1
(Decrease) / increase in cash and cash equivalents		(77.1)	208.1
Effect of changes in exchange rates		(1.1)	(0.4)
Hyperinflation impact on cash		(0.6)	—
Cash and cash equivalents at the end of the period		397.3	533.8

The notes on pages 19 to 25 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2011, except for the adoption, as of 1 January 2012, of the revision to International Financial Reporting Standard (“IFRS”) 7 Financial Instrument Disclosures — disclosures on transfers of financial assets. The adoption of this revised accounting standard did not have a significant impact on the current or prior periods.

Basis of preparation

Operating results for the first quarter of 2012 are not indicative of the results that may be expected for the year ending 31 December 2012 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated interim financial statements for the periods presented. These condensed consolidated interim financial statements should be read in conjunction with the 2011 annual financial statements, which include a full description of the Group’s accounting policies.

Certain comparative figures have been reclassified to conform to the current period presentation.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period, except for subsidiaries operating in a hyperinflationary environment as explained in Note 7.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	30 March 2012	1 April 2011	30 March 2012	31 December 2011
US dollar	1.32	1.38	1.34	1.31
UK sterling	0.84	0.86	0.84	0.83
Polish zloty	4.20	3.94	4.15	4.40
Nigerian naira	206.48	208.69	208.35	204.79
Hungarian forint	292.10	271.49	292.00	306.54
Swiss franc	1.21	1.29	1.21	1.22
Russian rouble	39.24	40.31	38.77	41.27
Romanian leu	4.35	4.20	4.37	4.30
Serbian dinar	108.32	103.63	111.18	102.65
Czech koruna	24.92	24.43	24.58	25.75
Ukrainian hryvnia	10.53	10.95	10.65	10.44

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of non-alcoholic, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	30 March 2012	1 April 2011
Volume in unit cases (million)
Established	150.2	153.0
Developing	79.4	79.2
Emerging	195.9	201.6
Total volume	425.5	433.8
Net sales revenue (€ million)
Established	614.2	621.5
Developing	229.2	234.9
Emerging	593.1	559.7
Total net sales revenue	1,436.5	1,416.1
Adjusted EBITDA (€ million)
Established	40.7	65.3
Developing	1.7	13.5
Emerging	40.2	34.3
Total Adjusted EBITDA	82.6	113.1
Operating (loss) / profit (€ million)
Established	8.5	33.5
Developing	(13.6)	(6.1)
Emerging	(7.7)	(9.8)
Total operating (loss) / profit	(12.8)	17.6
Reconciling items (€ million)
Total finance costs, net	(21.7)	(19.1)
Share of results of equity method investments	0.1	(0.3)
Tax	6.1	(6.1)
Non-controlling interests	(0.1)	(1.0)
Loss after tax attributable to owners of the parent	(28.4)	(8.9)

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

4.                         Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2012	3,051.5	1,947.7
Additions	102.5	—
Disposals	(1.9)	—
Depreciation / amortisation	(93.1)	(0.7)
Foreign exchange differences	46.6	19.8
Closing net book value as at 30 March 2012	3,105.6	1,966.8

5.                          Net debt

	As at
	30 March 2012 € million	31 December 2011 € million
Long-term borrowings	1,921.1	1,934.5
Short-term borrowings	324.7	321.5
Cash and cash equivalents	(397.3)	(476.1)
Net debt	1,848.5	1,779.9

The net debt increased during the first quarter of 2012 by €68.6 million compared to 31 December 2011 largely due to a reduction in the cash and cash equivalents. This decrease was largely due to capital expenditure and interest payments that occurred during the quarter which more than offset the increased cash flow from operations.

6.                          Restructuring costs

Restructuring costs amounted to €13.4 million before tax in the first quarter of 2012. The Group recorded €9.0 million, €3.6 million and €0.8 million of restructuring charges in its established, developing and emerging markets respectively. For the first quarter of 2011, restructuring costs amounted to €10.1 million, of which €8.0 million, €1.2 million and €0.9 million related to the Group’s established, developing and emerging markets, respectively.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

7.                            Total finance costs, net

	Three months ended
	30 March 2012 € million	1 April 2011 € million
Finance costs	23.5	19.6
Net foreign exchange (gains)/losses	(0.1)	0.9
Interest income	(2.3)	(1.4)
Loss on net monetary position	0.6	—
Total finance costs, net	21.7	19.1

Total net finance costs of the first quarter of 2012 were higher by €2.6 million compared to the same period of prior year, mainly due to €3.9 million higher interest expense offset by €1.0 million lower net foreign exchange translation losses and by €0.9 million higher interest income. The higher interest expenses of €3.9 million was almost entirely due to the ineffectiveness charges related to our interest rate and cross currency swaps hedging instruments.

Hyperinflation

Belarus was considered to be a hyperinflationary economy since the fourth quarter of 2011 as three year cumulative inflation exceeded 100% and therefore Belarus is consolidated in terms of the measuring unit at the balance sheet date and translated at the closing exchange rate. The restatement was based on conversion factors derived from the Belarus Consumer Price Index (CPI) as compiled by the National Statistical Committee of the Republic of Belarus. The conversion factor used for March 2012 was 1.05 which resulted in a net monetary loss for the first quarter of 2012 of €0.6 million.

8.                          Tax

The Group’s effective tax rate for 2012 may differ from the Greek statutory tax rate of 20% as a consequence of a number of factors, the most significant of which are differing and higher rates in some countries in which we operate, the non-deductibility of certain expenses and one-off tax items.

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares outstanding during the period (first quarter of 2012: 363,112,466; first quarter of 2011: 362,772,533). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2011, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 354,512, 21,994, 28,749 and 313 new ordinary shares, as announced on 16 March, 24 June, 1 September 2011 and 13 December 2011 respectively, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €4.7 million.

On 6 May 2011, the Annual General Meeting of shareholders resolved on the reorganisation of its share capital. The Group’s share capital increased by an amount equal to €549.7 million. This increase was effected by capitalising the share premium reserve and increasing the nominal value of each share from €0.50 to €2.00. The share capital was subsequently decreased by an amount equal to €183.2 million by decreasing the nominal value of each share from €2.00 to €1.50, and distributing such €0.50 per share difference to shareholders in cash.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

During the first quarter of 2012, the Board of Directors resolved on the increase of Coca-Cola Hellenic’s share capital by issuing 5,334 new ordinary shares on 21 March 2012, following the exercise of stock options pursuant to the Coca-Cola Hellenic employees’ stock option plan. Total proceeds from the issuance of the shares under the stock option plan amounted to €0.05 million.

Following the above changes, the share capital currently amounts to €549.8 million and is comprised of 366,547,342 shares with a nominal value of €1.50 each.

11.                   Non-controlling interests

On 8 June 2011, the Board of Directors of the Company’s subsidiary Nigerian Bottling Company plc (“NBC”) resolved to propose a scheme of arrangement between NBC and its minority shareholders, involving the cancellation of part of the share capital of NBC. The transaction was approved by the Board of Directors and General Assembly of NBC on 8 June 2011 and 22 July 2011 respectively and resulted in acquisition of the remaining 33.6% of the voting shares of NBC bringing the Group’s interest in the subsidiary to 100%. The transaction was completed in September 2011 and NBC was de-listed from the Nigerian Stock Exchange. The consideration for the acquisition of non controlling interests was €100.2 million, including transaction costs of €1.8 million, out of which €61.8 million was paid as of 30 March 2012 (as of 31 December 2011: €56.5 million). The difference between the consideration and the carrying value of the interest acquired (€60.1 million) has been recognised in retained earnings while the accumulated components recognised in other comprehensive income have been reallocated within the equity of the Group.

On 25 June 2010, the Group initiated a tender offer to purchase all of remaining shares of the non-controlling interest in Coca-Cola HBC — Srbija A.D., Zemun (“CCH Serbia”). The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 91.2% as of 31 December 2010. In 2011, the Group acquired all the remaining interest in the subsidiary. The consideration paid for the acquisition of non controlling interest acquired in 2011 was €17.7 million and the carrying value of the additional interest acquired was €11.4 million. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

On 16 December 2011, the Group announced that it had increased its share to A.D. Pivara Skopje, the beer and alcohol-free beverages business in the Former Yugoslav Republic of Macedonia, by acquiring 20.6% of non controlling interests. The consideration paid was €39.8 million including acquisition costs of €0.1 million. During the first quarter of 2012, the Group acquired an additional 1.08% interest in A.D. Pivara Skopje. The consideration paid was €2.1 million. The carrying value of the interest acquired by the Group was €1.2 million. As of 30 March 2012 the Group controls 49.32% (as of 31 December 2011: 48.24%) of the voting rights of A.D. Pivara Skopje. The difference between the consideration and the carrying value of the interest acquired has been recognised in retained earnings.

12.                   Dividends

No dividend was declared and paid for the fiscal year 2010 and 2011.

13.                   Contingencies

There have been no significant changes in contingencies since 31 December 2011 (as described in the 2011 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.                   Commitments

As of 30 March 2012 the Group has capital commitments of €81.4 million (31 December 2011: €93.9 million), which mainly relate to plant and machinery equipment.

15.                   Number of employees

The average number of full-time equivalent employees in the first quarter of 2012 was 39,927 (41,515 for the first quarter of 2011).

16.                     Related party transactions

a) The Coca-Cola Company

As at 30 March 2012, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC”) indirectly owned 23.2% (2011: 23.2%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during the first quarter of 2012 amounted to €302.2 million (€283.2 million in the prior year period). Total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €11.0 million (€8.6 million in the prior-year period).

During the first quarter of 2012, the Group sold €7.8 million of finished goods and raw materials to TCCC (€8.2 million in the prior-year period) while other income from TCCC was €3.1 million (€3.0 million in the prior year period).

As at 30 March 2012, the Group had a total amount of €52.3 million (€63.2 million as at 31 December 2011) due from TCCC, and had a total amount of €168.9 million (€179.8 million as at 31 December 2011) due to TCCC.

b) Kar-Tess Holding

Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of a 43.7% (2011: 43.7%) ownership by the parent of Kar-Tess Holding, which as at 30 March 2012 owned 23.3% (2011: 23.3%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 23.9% effective interest, through its investment in NBC.

During the first quarter of 2012, the Group made purchases of €79.3 million (€48.1 million in the prior-year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €1.3 million (€0.6 million in the prior-year period). Other income from Frigoglass during the first quarter of 2012 was €0.1 million (€0.1 million in the prior-year period). As at 30 March 2012, Coca-Cola Hellenic owed €21.4 million (€14.4 million as at 31 December 2011) to, and was owed €0.9 million (€1.2 million as at 31 December 2011) by Frigoglass.

c) Other related parties

During the first quarter of 2012, the Group purchased €21.1 million of raw materials and finished goods (€25.1 million in the prior-year period). Furthermore during the first quarter of 2012, the Group incurred other expenses of €2.7 million (€2.3 million in the prior-year period) and recorded no income (€0.4 million in the prior-year period) from the sale of finished goods to other related. As at 30 March 2012, the Group owed

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

€14.5 million (€8.5 million as at 31 December 2011) to, and was owed €0.2 million (€1.0 million as at 31 December 2011) by other related parties.

There were no transactions between Coca-Cola Hellenic and the directors and senior management except for remuneration for the period ended 30 March 2012, as well as the prior year period.

There were no other significant transactions with related parties for the period ended 30 March 2012.

17.                     Disposal / acquisition of subsidiaries

In February 2011, we sold all our interests in Eurmatik S.r.l., the vending operator in Italy. The consideration was €13.5 million and the cash and cash equivalent disposed were €0.4 million. The disposal resulted in the Group derecognising €12.0 million of intangible assets and €12.7 million of net assets. The disposal of Eurmatik S.r.l resulted in a gain of €0.8 million in the Group’s established segment.

On 20 April 2011, the Group, along with TCCC, acquired through Multon ZAO, the Russian juice joint venture, all outstanding shares of MS Foods UAB, a company that owns 100% of the equity of Vlanpak FE, a fruit juice and nectar producer in Belarus. Our share of the acquisition consideration was €3.9 million including an assumption of debt of €1.4 million. The acquisition has resulted in the Group recording of intangible assets of €2.9 million in its emerging segment.

18.                     Subsequent events

On 9 May 2012, The Group announced a proposed capital return to its shareholders of €0.34 per share. The proposal comprises a decrease in the par value of the Company’s shares by approximately €125 million or €0.34 per share which will be paid to shareholders. The proposed transaction will be financed from the cash position of the Company and is subject to shareholder and regulatory approvals. On the same date, the Group announced a proposed further decrease in the par value of the Company’s shares by approximately €55 million or €0.15 per share, in order to extinguish accumulated losses of the parent company Coca-Cola Hellenic Bottling Company S.A., in an equal amount. The Annual General Meeting where both proposals will be presented to the Company’s shareholders for approval will be held on 25 June 2012. If approved, the capital return is expected to be paid out on 8 August 2012 with a record date (the date at which registered shareholders will qualify for the return of capital) on 3 August 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Director of Strategic Development & Company Secretary

Date: May 10, 2012